UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
United Community Banks, Inc.
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
90984P303
(CUSIP Number)
June 20, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90984P303 Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb Holdings III, LLC 26-4437045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,179,590
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	1,179,590
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,179,590
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.84% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

*  Based on 41,554,924 shares of Common Stock outstanding, which is the total of (i) 20,936,834 shares of Common Stock outstanding as of June 18, 2011, as reported by the Issuer in a notice to stockholders and (ii) 20,618,090 shares of Common Stock issued upon the conversion on June 20, 2011 of the Issuer’s Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series F, into Common Stock.

CUSIP No. 90984P303 Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb Holdings II, LLC 27-2508972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	854,468
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	854,468
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		854,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.06% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

*  Based on 41,554,924 shares of Common Stock outstanding, which is the total of (i) 20,936,834 shares of Common Stock outstanding as of June 18, 2011, as reported by the Issuer in a notice to stockholders and (ii) 20,618,090 shares of Common Stock issued upon the conversion on June 20, 2011 of the Issuer’s Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series F, into Common Stock.

CUSIP No. 90984P303 Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb Holdings IV, LLC 27-2948920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	854,469
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	854,469
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		854,469
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.06% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

*  Based on 41,554,924 shares of Common Stock outstanding, which is the total of (i) 20,936,834 shares of Common Stock outstanding as of June 18, 2011, as reported by the Issuer in a notice to stockholders and (ii) 20,618,090 shares of Common Stock issued upon the conversion on June 20, 2011 of the Issuer’s Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series F, into Common Stock.

CUSIP No. 90984P303 Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Siguler Guff Hearst Opportunities Fund, LP 27-3471245
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	256,851
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	256,851
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		256,851
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.62% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*  Based on 41,554,924 shares of Common Stock outstanding, which is the total of (i) 20,936,834 shares of Common Stock outstanding as of June 18, 2011, as reported by the Issuer in a notice to stockholders and (ii) 20,618,090 shares of Common Stock issued upon the conversion on June 20, 2011 of the Issuer’s Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series F, into Common Stock.

CUSIP No. 90984P303 Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb RE, LLC 27-5269013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	770,555
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	770,555
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		770,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.85% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

*  Based on 41,554,924 shares of Common Stock outstanding, which is the total of (i) 20,936,834 shares of Common Stock outstanding as of June 18, 2011, as reported by the Issuer in a notice to stockholders and (ii) 20,618,090 shares of Common Stock issued upon the conversion on June 20, 2011 of the Issuer’s Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series F, into Common Stock.

CUSIP No. 90984P303 Page 7 of 11 Pages

Schedule 13G

Item 1(a).     Name of Issuer:

United Community Banks, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

125 Highway 515 East
Blairsville, GA  30512

Item 2(a)      Name of Persons Filing:

This statement is being filed by Maycomb Holdings III, LLC, a Delaware limited liability company ("Maycomb III"), Maycomb Holdings II, LLC, a Delaware limited liability company ("Maycomb II"), Maycomb Holdings IV, LLC, a Delaware limited liability company ("Maycomb IV"), Siguler Guff Hearst Opportunities Fund, LP, a Delaware limited partnership (“SG Hearst”), and Maycomb RE, LLC, a Delaware limited liability company (“Maycomb RE”) (each a “Reporting Person” and together, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office:

For each Reporting Person:  c/o Siguler Guff & Company, LP, 825 Third Avenue, New York, NY  10022

Item 2(c)      Citizenship or Place of Organization:

Of each Reporting Person:  Delaware

Item 2(d)      Title of Class of Securities:

Common Stock, par value $1.00

Item 2(e)      CUSIP Number:

90984P303

Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

Not Applicable

CUSIP No. 90984P303 Page 8 of 11 Pages

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit B

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.       Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to in this statement were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 90984P303 Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 28 , 2011

MAYCOMB HOLDINGS III, LLC By Siguler Guff DOF III GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB HOLDINGS II, LLC By Siguler Guff DOF II GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB HOLDINGS IV, LLC By Siguler Guff DOF IV GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director

SIGULER GUFF HEARST OPPORTUNITIES FUND, LP By Siguler Guff Hearst GP, LLC, its General Partner
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB RE, LLC By Siguler Guff DREOF GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director

CUSIP No. 90984P303 Page 10 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  June 28, 2011

MAYCOMB HOLDINGS III, LLC By Siguler Guff DOF III GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB HOLDINGS II, LLC By Siguler Guff DOF II GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB HOLDINGS IV, LLC By Siguler Guff DOF IV GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
SIGULER GUFF HEARST OPPORTUNITIES FUND, LP By Siguler Guff Hearst GP, LLC, its General Partner
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB RE, LLC By Siguler Guff DREOF GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director

CUSIP No. 90984P303 Page 11 of 11 Pages

EXHIBIT B

Identification and Classification of Members of the Group

Maycomb Holdings III, LLC, Maycomb Holdings II, LLC, Maycomb Holdings IV, LLC, Siguler Guff Hearst Opportunities Fund, LP, and Maycomb RE, LLC are filing this statement on Schedule 13G as a group.

Maycomb Holdings III, LLC is a Delaware limited liability company.  Its managing member is Siguler Guff DOF III GP, LLC, a Delaware limited liability company.

Maycomb Holdings II, LLC is a Delaware limited liability company.  Its managing member is Siguler Guff DOF II GP, LLC, a Delaware limited liability company.

Maycomb Holdings IV, LLC is a Delaware limited liability company.  Its managing member is Siguler Guff DOF IV GP, LLC, a Delaware limited liability company.

Siguler Guff Hearst Opportunities Fund, LP is a Delaware limited partnership.  Its general partner is Siguler Guff Hearst GP, LLC, a Delaware limited liability company.

Maycomb RE, LLC is a Delaware limited liability company.  Its managing member is Siguler Guff DREOF GP, LLC, a Delaware limited liability company.